UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 2007

Commission File Number: 0001354901

Canadian Satellite Radio Holdings Inc.
(Exact name of registrant as specified in its charter)

Suite 2300, P.O. Box 222, Canada Trust Tower, BCE Place, 161 Bay Street, Toronto, Ontario, Canada M5J 2S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7).

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below if the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-

EXHIBIT NUMBER	DESCRIPTION
99.1

The Registrant’s unaudited interim consolidated financial statements for the nine month period ended May 30, 2007 and related management’s discussion and analysis of financial condition and results of operation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SATELLITE RADIO
HOLDINGS INC.
(Registrant)

/s/ Michael Washinushi

Michael Washinushi
Chief Financial Officer,
Treasurer and Secretary
Date: October 31, 2007